UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A/A

Amendment No. 1

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

RED MOUNTAIN RESOURCES, INC.

(Exact name of registrant as specified in its charter)

Texas (State of incorpora tion or organization)	27-1739487 (I.R.S. Employer Identification No.)

2515 McKinney Avenue, Suite 900 Dallas, Texas (Address of principal executive offices)	75201 (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Not Applicable	Not Applicable

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☒

Securities Act registration statement file number to which this form relates: Not Applicable

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, $0.00001 par value per share

Explanatory Note

This Amendment No. 1 to Form 8-A is being filed by Red Mountain Resources, Inc., a Texas corporation (the “Company”), which is the successor to Red Mountain Resources, Inc., a Florida corporation (“RMR FL”), to reflect (i) the reverse stock split of RMR FL’s common stock at an exchange ratio of 1-for-10 and (ii) the merger of RMR FL with and into the Company effected for the purpose of changing RMR FL’s state of incorporation from Florida to Texas.

On January 31, 2014, RMR FL effected a reverse stock split of RMR FL’s common stock, par value $0.00001 per share (“RMR FL Common Stock”), at an exchange ratio of 1-for-10 (the “Reverse Stock Split”), together with a proportional reduction in the number of authorized shares of RMR FL Common Stock from 500.0 million shares to 50.0 million shares. The par value of RMR FL Common Stock did not change as a result of the Reverse Stock Split. As of January 31, 2014, every ten (10) shares of RMR FL Common Stock were combined into one (1) share of RMR FL Common Stock, reducing the number of outstanding shares of RMR FL Common Stock from approximately 134.0 million to approximately 13.4 million.

On January 31, 2014, RMR FL changed its state of incorporation from the State of Florida to the State of Texas by merging (the “Reincorporation”) with and into its wholly-owned subsidiary, the Company, pursuant to the terms of an Agreement and Plan of Merger, dated January 29, 2014, between RMR FL and the Company (the “Merger Agreement”), with the Company continuing as the surviving corporation. As a result, on January 31, 2014, (i) each issued and outstanding share of RMR FL Common Stock was automatically converted into one share of common stock, par value $0.00001 per share, of the Company, and (ii) holders of RMR FL Common Stock are now holders of common stock of the Company, and their rights as holders of common stock are governed by (x) the Texas Business Organizations Code and (y) the certificate of formation and bylaws of the Company.

In accordance with Rule 12g-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the shares of common stock of the Company were deemed to be registered under Section 12(g) of the Exchange Act as the successor to RMR FL.  The Company, as successor issuer to RMR FL, hereby expressly adopts this Form 8-A/A as its own for all purposes of the Exchange Act.  The shares of common stock of the Company continued to be quoted on the OTCQB under the symbol “RDMPD.” On March 3, 2014, the trading symbol will revert to “RDMP.”

In connection with the Reincorporation, the Registration Statement on Form 8-A filed with the Securities and Exchange Commission (the “SEC”) on September 22, 2011 is hereby amended and restated as follows:

Item 1. Description of Registrant’s Securities to be Registered

DESCRIPTION OF THE COMMON STOCK

The Company’s certificate of formation authorizes it to issue 50,000,000 shares of common stock, par value $0.00001 per share.

Holders of common stock are entitled to one vote per share on each matter submitted to a vote at a meeting of the Company’s shareholders. Holders of the Company’s common stock are not entitled to cumulative voting rights. Except with respect to the election of directors and matters upon which, by applicable law, the Company’s certificate of formation or bylaws, or applicable stock exchange rules, a different vote is required, all matters are determined by the affirmative vote of a majority of the votes that were voted for or against the matter cast by the shareholders entitled to vote thereon and represented in person or by proxy at the meeting at which a quorum is present.

Subject to preferences that may be applicable to any preferred stock outstanding at the time, the holders of outstanding shares of common stock are entitled to receive ratably any dividends out of assets legally available as the Company’s board of directors may from time to time determine. Upon liquidation, dissolution or winding up of the Company, holders of the Company’s common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then outstanding shares of preferred stock. Holders of the Company’s common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable.

ANTI-TAKEOVER EFFECTS OF TEXAS LAW AND

THE COMPANY’S CERTIFICATE OF FORMATION AND BYLAWS

Certain provisions of the Texas Business Organizations Code (as amended, the “TBOC”), the Company’s certificate of formation and bylaws may have an effect of delaying, deferring or preventing an attempted acquisition or change in control of the Company. These provisions, which are summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of the Company to first negotiate with the board of directors. The Company believes that the benefits of increased protection of its potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire the Company because negotiation of these proposals could result in an improvement of their terms.

Texas Antitakeover Statute

Sections 21.601 through 21.607 of the TBOC, known as the “Business Combination Law,” prevent the Company from engaging in a business combination with an affiliated shareholder, or any affiliate or associate of an affiliated shareholder, during the three-year period immediately after the date such person became an affiliated shareholder, unless:

(i)	the Company’s board of directors approves the business combination or acquisition of shares that causes such person to become an affiliated shareholder before the date such person becomes an affiliated shareholder; or

(ii)	not less than six months after the date such person became an affiliated shareholder, the business combination is approved by the affirmative vote of the holders of at least two-thirds of the Company’s outstanding voting shares not beneficially owned by the affiliated shareholder or its affiliates or associates at a meeting of shareholders. Approval may not be by written consent.

The Company’s Certificate of Formation and Bylaws

The Company’s certificate of formation and bylaws include a number of provisions that may have an effect of delaying, deferring or preventing an attempted acquisition or change in control of the Company. These provisions include the following:

•	Advance Notice Requirements. The Company’s bylaws establish advance notice procedures with regard to shareholder proposals relating to the election of directors, which require that notice of such shareholder proposals be timely given to the Secretary of the Company. To be timely, (i) in the case of an annual meeting, notice must be received by the Secretary of the Company not later than the close of business on the 90th day nor earlier than the opening of business on the 120th day before the anniversary date of the immediately preceding annual meeting of shareholders; provided, however, that if the annual meeting is called for a date that is more than 30 days earlier or more than 60 days after such anniversary date, notice by the shareholder to be timely must be received not earlier than the opening of business on the 120th day before the meeting and not later than the later of (x) the close of business on the 90th day before the meeting or (y) the close of business on the 10th day following the day on which public announcement of the date of the annual meeting is first made by the Company; and (ii) in the case of a special meeting of shareholders called for the purpose of electing directors, not earlier than the opening of business on the 120th day before the meeting and not later than the later of (x) the close of business on the 90th day before the meeting or (y) the close of business on the 10th day following the day on which public announcement of the date of the special meeting is first made by the Company.

•	Limitation on Ability of Shareholders to Call Special Meetings. The Company’s certificate of formation provides that special meetings of shareholders may be called by one or more shareholders only if such shareholder(s) hold shares representing at least 25% of the voting power of the outstanding shares entitled to vote at the proposed special meeting.

•	Action by Written Consent of Shareholders. The Company’s bylaws permit the shareholders to act by written consent, without a meeting, only if such consent is signed by the holder or holders of all the shares entitled to vote with respect to the action that is the subject of the consent.

•	Amendment of Bylaws. In addition to any vote of the holders of any class or series of capital stock of the Company required by law or by the Company’s certificate of formation (including any preferred stock designation), the Company’s certificate of formation requires the affirmative vote of the holders of at least 66⅔% of the voting power of all then outstanding shares of capital stock of the Company entitled to vote generally in the election of directors, voting together as a single class, in order for the shareholders to adopt, amend, alter or repeal the Company’s bylaws.

Item 2. Exhibits

3.1	Certificate of Formation of Red Mountain Resources, Inc. (incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K filed on February 4, 2014).
3.2	Bylaws of Red Mountain Resources, Inc. (incorporated by reference to Exhibit 3.3 to the Company’s Current Report on Form 8-K filed on February 4, 2014).
4.1	Form of Common Stock Certificate (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on February 4, 2014).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: February 20, 2014

RED MOUNTAIN RESOURCES, INC.

By:	/s/ Alan W. Barksdale
Alan W. Barksdale Chief Executive Officer

EXHIBIT INDEX

3.1	Certificate of Formation of Red Mountain Resources, Inc. (incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K filed on February 4, 2014).
3.2	Bylaws of Red Mountain Resources, Inc. (incorporated by reference to Exhibit 3.3 to the Company’s Current Report on Form 8-K filed on February 4, 2014).
4.1	Form of Common Stock Certificate (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on February 4, 2014).